601 Lexington Avenue
New York, New York 10022
Joshua N. Korff
To Call Writer Directly:	(212) 446-4800	Facsimile:
(212) 446-4943		(212) 446-4900
joshua.korff@kirkland.com	www.kirkland.com
October 13, 2009
VIA EDGAR AND OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 3561
CONFIDENTIAL TREATMENT
REQUESTED PURSUANT TO 17
C.F.R. § 200.83 HAS BEEN
REQUESTED BY rue21, inc.

Attention:	Mr. John Reynolds Ms. Pamela Howell Mr. Dana Brown

Re:	rue21, inc. Registration Statement on Form S-1 Filed September 10, 2009 File No. 333-161850
Dear Messrs. Reynolds and Brown and Ms. Howell:
          This letter is being furnished on behalf of rue21, inc. (the “Company”) in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated October 8, 2009 to Mr. Robert N. Fisch, President and Chief Executive Officer of the Company, with respect to the Company’s Registration Statement on Form S-1 (File No. 333-161850) (the “Registration Statement”) that was filed with the Commission on September 10, 2009.
          The text of the Staff’s comments has been included in this letter in bold and italics for your convenience, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Company’s response to each of the numbered comments immediately below each numbered comment.
          In addition, on behalf of the Company, we are hereby filing Amendment No. 1 (“Amendment No. 1”) to the Registration Statement. Amendment No. 1 has been revised to reflect the Company’s responses to the comments from the Staff and certain other updating and conforming changes. All page numbers in the responses below refer to Amendment No. 1, except as otherwise noted. We have enclosed a courtesy package, which includes four copies of

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Amendment No. 1, two of which have been marked to show changes from the initial filing of the Registration Statement.
          The Company respectfully requests, pursuant to the provisions of 17 C.F.R. § 200.83 (“Rule 83”), that confidential treatment under the Freedom of Information Act (“FOIA”) (5 U.S.C. § 552) be afforded to portions of the Company’s response to Comment 19 below. The redacted information is marked with bracketed asterisks (“[***]”) and the page on which it appears is marked with the confidentiality legend required by Rule 83. The Company believes that the redacted information contains information that is covered by one or more exemptions in the FOIA because of the commercially sensitive nature of the information contained herein. Please note that the unredacted version of this letter is being delivered to the Commission.
General
1.	We will process your amendments without pricing information. As the price you select will affect disclosure in several sections of the filing, we will need sufficient time to process your amendments once pricing information is included and the material information now appearing blank throughout the document has been provided. Please understand that the effect of the pricing information on disclosure throughout the document may cause us to raise issues on areas not previously commented on.
          Response: We respectfully advise the Staff that the Company understands that the addition of pricing information will affect disclosure in the Registration Statement and that the Staff will need time to process the Company’s amendments once pricing information is included.
2.	Prior to the effectiveness of the company’s registration statement, please inform us as to whether or not the amount of compensation allowable or payable to the Underwriters has received clearance by the FINRA.
          Response: We respectfully advise the Staff that the Company will inform the Staff whether the amount of compensation payable to the underwriters has received approval by the FINRA prior to the effectiveness of the Registration Statement.
3.	We note the reference to artwork immediately following the prospectus cover page and on the back cover page. Please provide us with copies of the artwork and note that we may have comments on its content. Please note that inside front cover graphics should be clear illustrations of your product or business with concise language describing the illustrations.
          Response: We respectfully advise the Staff that the artwork the Company intends to use in the prospectus has been included in Amendment No. 1.

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4.	We note no page 70 that your company has enacted equity based compensation programs. Please provide the disclosure required by Item 201(d) of Regulation S-K.
          Response: We respectfully advise the Staff that the Company does not believe the disclosure required by Item 201(d) of Regulation S-K is applicable to the Registration Statement based upon Instruction 9 to Item 201(d) of Regulation S-K.
Prospectus Cover page
5.	Please provide the complete legend required by Item 501(a)(7) of Regulation S-K, which refers to “adequacy or accuracy” of the prospectus. You currently only refer to “accuracy.”
          Response: Based upon the Staff’s comment, the Company has revised the disclosure on the cover page.
Use of Proceeds, page 29
6.	Once the pricing information has been included in an amendment addressing comment 1 above, please clearly state the specific amount of debt that will be repaid from the proceeds of this offering and any amount retained for working capital. Consider providing such information in tabular format.
          Response: Based upon the Staff’s comment, the Company will revise the disclosure on page 30 to provide the specific amount of debt that will be repaid from the proceeds of the offering and any amount of net proceeds retained for working capital.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 35
7.	We believe your MD&A section could benefit from an expanded “Overview” section that offer investors an introductory understanding of rue21. A good introduction, accordingly, might include insight into material challenges, risks and material trends and uncertainties. To the extent known, provide insight into challenges and risks of which management is aware and discuss any actions being taken to address the same. For a more detailed discussion of what is expected in both this subheading and the MD&A section in general, please refer to; <http://www.see.gov/rules/interp/33-8350.htra>. See also, Item 303 of Regulation S-K.
          Response: Based upon the Staff’s comment, the Company has expanded the disclosure on page 37 to provide additional introductory disclosure about the Company, as well as additional disclosure of material challenges, risks and material trends and uncertainties of which

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management is aware and the actions being taken to address these material challenges, risks and material trends and uncertainties.
8.	You state on page 36 that “New stores generate on average between $900,000 and $1.1 million in net sales per store.” Please revise to reflect that there is no guarantee that stores opened in the future will generate the same sales.
          Response: Based upon the Staff’s comment, the Company has revised the disclosure on page 37.
Results of Operations, page 38
General
9.	In order to provide additional useful information for investors, please expand your operating data disclosure to present a roll forward of the number of retail store locations (i.e. the number of stores open at the beginning of the period plus stores opened less stores closed equals the number of stores open at the end of the period).
          Response: Based upon the Staff’s comment, the Company has revised the disclosure on page 40 to provide additional disclosure of the Company’s operating data to present a chart that sets forth the number of stores opened at the beginning and end of the relevant period.
10.	Please provide a narrative discussion of the extent to which your increases in net sales are attributable to increases in prices or to increases in the volume or amount of goods being sold.
          Response: Based upon the Staff’s comment, the Company has revised the disclosure on pages 40 through 43 to provide additional disclosure of the components that have contributed to increases in net sales.
Twenty-Six Weeks Ended August 1 2009 Compared to Twenty-Six Weeks Ended August 2, 2008 Net Sales and Gross Profit. page 39
11.	Please revise your disclosure for each period presented to describe and quantify underlying material activities that generate income statement variances between periods (e.g. disclose the increase in sales attributed to newly opened stores compared to same store sales and explain the changes comparable store sales, etc). Please ensure to quantify separately the effect of each causal factor that you cite for material changes in your financial statement amounts. Your revised variance analysis should fully explain the changes between periods for each income statement line item. Refer to Item 303 of Regulation S-K and SEC Release No. 33-8350.

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          Response: Based upon the Staff’s comment, the Company has revised the disclosure on pages 40 through 43 to further describe and quantify each element that contributed to a material change between periods for each income statement line item.
12.	In connection with the previous comment, please provide additional disclosure explaining the changes between periods in the sales mix between merchandise categories (i.e. girls’ apparel, girls’ accessories, and guys’ apparel and accessories) in line with the information presented on page 39.
          Response: Based upon the Staff’s comment, the Company has revised the disclosure on pages 40 through 43 to further explain the changes between periods in the sales mix between merchandise categories.
Selling, General and Administrative Expenses, page 39
13.	Please revise your analysis to provide a more complete quantification of the causal factors that led to variances in selling, general, and administrative expenses. Your revised analysis should quantify the change between periods resulting from store operating expenses and other material components of this line item.
          Response: Based upon the Staff’s comment, the Company has revised the disclosure on pages 40 through 43 to provide additional disclosure of the causal factors that led to variances in selling, general, and administrative expenses.
Liquidity and Capital Resources Operating Activities, page 43
14.	Please provide an analysis of the changes in your inventory levels during each period for which financial statements are presented. For example, explain the effect of factors such as new store openings and seasonal fluctuations on inventory levels. Your analysis should explain management’s plans to sell the inventory currently on hand considering the current and expected economic environment. In addition, please explain management’s process for estimating appropriate inventory levels in the context of managing your capital position.
          Response: Based upon the Staff’s comment, the Company has revised the disclosure on page 46 to provide additional disclosure of the changes in inventory levels, management’s plans with respect to current inventory levels in light of the current and expected economic environment and management’s process for estimating appropriate inventory levels.
Contractual Obligations, page 45
15.	Please revise to provide a narrative explaining what is included in the operating lease obligations line item of your contractual obligations table. For example, please disclose whether the amounts presented include costs dictated by your operating

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leases such as taxes, insurance, and other common area maintenance charges. Also, please provide a discussion of the impact of these types of costs on your operating lease obligations. Refer to Item 303(a)(5) of Regulation S-K and Section IV.A and footnote 46 to SEC Release No. 33-8350.
          Response: Based upon the Staff’s comment, the Company has revised the disclosure on page 48 to clearly identify the costs underlying the operating lease obligations line item, as well as a discussion of the impact of these costs on operating lease obligations.
16.	It appears from your disclosure on page 16 that you are currently upgrading your distribution facility which is expected to be completed by the first quarter of fiscal year 2010. Please disclose whether you have any commitments related to this project and, if so, revise your contractual obligations table accordingly.
          Response: Based upon the Staff’s comment, the Company has revised the disclosure on page 48.
Share-Based Compensation, page 47
17.	It appears from the disclosure under Item 15 on page II-2 that that you issued stock options to purchase 464,500 shares of your common stock at an exercise price of $0.005 per share on August 1, 2006, stock options to purchase 102,500 shares of your common stock at an exercise price of $0.39 during the period from January through August, 2007 and stock options to purchase 374,500 shares of your common stock at an exercise price of $8.00 on January 4, 2008. Please revise the tabular disclosure presented here to include these options.
          Response: Based upon the Staff’s comment, the Company has revised the tabular disclosure on page 51.
18.	We note your disclosure on page 48 which states the fair value of the common stock was estimated at the time of each grant. This disclosure appears to be inconsistent with the disclosure provide in the table with shows the effective valuation dates for the common stock of August 4, 2007, August 2, 2008 and August 1, 2009. Please provide a detailed discussion to support your use of a valuation date other than the date of grant and cite the specific authoritative literature you utilized to support your accounting treatment. Refer to the guidance in FASB ASC 718-10-30-6.
           Response: We respectfully advise the Staff that the Company engaged a third party valuation specialist to assist the Company in performing an annual valuation study of the Company’s common stock (approximately August 1 of each fiscal year) for 2006, 2007, 2008 and 2009. As required by FASB ASC 718-10-30-6, the stock options were in fact valued at fair value at each grant date, giving effect to any significant changes in the variables that one typically utilizes per FASB ASC 718-10-55-21. Specifically, the Company considered exercise price, estimated option life, risk free interest rate, and volatility when estimating fair value. In order to derive the fair value of the equity awards (stock options), this in part takes into account the implications of any potential significant changes in the Company’s enterprise value/common stock valuation. The Company believes the most recent available valuation of common stock prior to option grant date, for the purposes of valuing the stock options, is appropriate in all material respects. Specifically, the common stock values derived in each period demonstrated a continuing increase in the enterprise value at each common stock valuation date, therefore any intervening common stock valuations would be anticipated to have exhibited a similar trend. This result is consistent with the continuing improvements in the underlying business and our expectations. Accordingly, performing an interim valuation of common stock for each grant date for our equity awards would not yield a result materially different from those reported or as disclosed. Awards were consistently made with exercise prices at or significantly exceeding the derived fair value of common stock. Further, had one utilized the subsequent valuation of common stock (for conjecture only, as the values of common stock have been consistently seen with hindsight to improve each period) the use of such a common stock value as an input would not materially impact the fair value of the option awards made on dates other than at mid-year, nor certainly as expensed in any given period. Finally, there have been no market-based transactions in an intervening period to suggest a common stock value that would differ from that derived through the use of annual mid-year valuation modeling. Accordingly, the Company believes, in the absence of a public market and given our particular facts and circumstances, that using the most recent available common stock valuation result as an input to its option valuation model is appropriate. In concluding such, the Company believes its approach to valuing the equity awards is compliant with FASB ASC 718-10-55-11.

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19.	Please bridge your fair value per share determinations to the current estimated IPO price per share. Please reconcile and explain the differences between the mid-point of your estimated offering price range and the fair values included in your analysis. Identify all material positive and negative events occurring during the period which could reasonably contribute to variances in fair value. Also, indicate when discussions were initiated with your underwriter(s).
Response: Based upon the Staff’s comment, the Company has revised the disclosure on pages 50 through 54 to further explain the differences between the mid-point of the estimated offering price range and the fair values included in the Company’s analysis.
     The Company respectfully advises the Staff that, based upon discussions between the Company and the underwriters, the Company expects the mid-point of the estimated offering price range to be $[***] per share. The Company derived this preliminary estimate in consultation with the underwriters, and the estimate was derived using the new valuation approach and is based on current market conditions and currently available information about the Company, its results and prospects. The Company expects to provide the estimated initial public offering price range in an amendment to its Registration Statement, to be filed before printing preliminary prospectuses and beginning the road show.
[***]
     We also respectfully advise the Staff that the underwriters first initiated discussions with the Company regarding a potential initial public offering in the spring of 2008. It was not until October 2009, however, that the underwriters first communicated to the Company an estimated preliminary price per share of the Company’s common stock. Prior to this point, the underwriters had communicated proposed ranges of the Company’s total equity value assuming the completion of the Company’s initial public offering at various times. These ranges increased in value from the spring of 2008 to October 2009, which reflected the Company’s business potential, prevailing market conditions, results of operations, the present stage of the Company’s development, the market valuation and stages of development of other companies that the Company and the underwriters believe to be comparable to the Company’s business, and the Company’s long-range forecast at the time of analysis.
     The Company respectfully advises the Staff, however, that these preliminary estimates were made at an early stage in the IPO process, were based only on the very limited high-level financial data that the Company provided to the underwriters and a limited understanding of the Company’s business and market environment, and did not reflect significant diligence by the underwriters or their counsel on the Company’s financial statements or financial projections. The underwriters did not complete most of their financial or other diligence until the third fiscal quarter of 2009. Accordingly, until October 2009, the Company was not in a position to rely on any of the information previously provided by the underwriters to assess the fair value per common share. As described on pages 50 through 54, other objective and subjective factors were used to make that determination.

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Business, page 52
20.	Please discuss the nature and results of your bankruptcy in 2002- 2003.
          Response: Based upon the Staff’s comment, the Company has revised the disclosure on page 55 to further discuss the nature and results of the Company’s bankruptcy.
21.	Please discuss the seasonal aspects of your business. See Item 101(c)(v) of Regulation S-K.
          Response: Based upon the Staff’s comment, the Company has revised the disclosure on page 64.
22.	Based on your table on page 57 and your statement on page 52, “While our girls apparel category currently represents the majority of our net sales, we believe the expansion of our guys apparel and accessories category presents a significant opportunity for us,” please provide a narrative based on gender differentiated revenue streams and how growth or declines for girls and guys sales would impact your company. See Item 303(a)(3)(ii) of regulation S-K.

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          Response: Based upon the Staff’s comment, the Company has revised the disclosure on pages 60 and 61 to further describe how growth or declines for girls and guys sales would impact the Company.
23.	We note your statement on page 52 that you “face limited direct competition in our markets.” Please revise this disclosure and the disclosure in the prospectus summary to also mention the competition you face from large value retailers, as disclosed on page 60.
          Response: Based upon the Staff’s comment, the Company has revised the disclosure on pages 1, 55, and 63 to discuss the competition the Company faces from large value retailers.
24.	Please provide a basis for your statement made on pages 53 and 57 that your customers visit your stores several times per week. Otherwise, please remove.
          Response: Based upon the Staff’s comment, the Company has revised the disclosure on pages 53 and 57 to remove the statements regarding the frequency with which the Company’s customers visit its stores.
25.	You state on page 54 that “rue21 etc!” layout conversions “generate return on investment in excess of 30%.” Please disclose the time period over which return on investment is calculated.
           Response: Based upon the Staff’s comment, the Company has revised the disclosure on page 57.
26.	Please indicate whether the percentages in the table on page 57 are based on sales, profit, or some other measure.
          Response: Based upon the Staff’s comment, the Company has revised the disclosure on page 60.

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27.	We note your competition discussion on page 60. Please further discuss the competition you face form large value retailers, including competitive position, principal methods of competition, and positive and negative factors pertaining to the competitive position of the registrant. See Item 101(c)(x) of regulation S-K.
          Response: Based upon the Staff’s comment, the Company has revised the disclosure on page 63 to further discuss the competition from large value retailers and the positive and negative factors affecting the Company’s competitive position.
Corporate Governance, page 63
28.	Please provide the disclosure required by Item 407(a) of Regulation S-K.
          Response: We respectfully advise the Staff that the Company has recently decided to pursue listing its common stock on The NASDAQ Global Select Market. Accordingly, the Company will provide additional disclosure throughout Amendment No. 1 to disclose its intention to list its common stock on The NASDAQ Global Select Market and provide additional disclosure relating to the director independence disclosure requirements of Item 407(a) of Regulation S-K.
Executive Compensation, page 66
29.	In your Compensation Discussion and Analysis please discuss how each compensation element and your decisions regarding that element fit into your overall compensation objectives and affect decisions regarding other elements. Discuss the policies for allocating between long-term and currently paid out compensation and the policies for allocating between cash and non-cash compensation. See Item 402(b)(1)(vi) and (2)(i) and (ii) of Regulation S-K.
          Response: Based upon the Staff’s comment, the Company has revised the disclosure on page 72 to further describe the Company’s compensation elements, as well as the policies for allocating between long-term and currently paid out compensation and allocating between cash and non-cash compensation.
30.	We note the disclosure on page 66 that “the compensation paid to our named executive officers for fiscal year 2008 is not necessarily indicative of how we will compensate our named executive officers following this offering.” To the extent that you have made changes to the compensation policy or are aware of changes that will be made after this offering is complete, please discuss. We direct your attention to Instruction 2 to Item 402(b) of Regulation S-K.
          Response: We respectfully advise the Staff that the Company has not made any changes and is not aware of any changes to be made to its current compensation policy. To the extent the Company does make material changes to its compensation policy, the Company respectfully advises the Staff that it will provide additional disclosure in the Registration Statement.
31.	Please explain the statement on page 68 that “because historical annual salary increases have been based on our President and Chief Executive Officer’s subjective assessment of each named executive officer’s and our overall performance and other factors described above, and not by reference to performance as compared to pre-determined quantitative performance objectives, we have determined that the corporate and individual performance objectives for fiscal 2008 are not material in the context of our executive compensation policies or decisions for that fiscal year.” We direct your attention to Item 402(b)(2)(v), (vi) and (vii) of Regulation S-K. Corporate and individual performance objectives, qualitative or quantitative, used in determining the annual base salary would appear to be material, especially given the significant portion of total compensation of the named executive officers attributable to base salary.

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          Response: Based upon the Staff’s comment, the Company has revised the disclosure on page 72 to further describe the corporate and individual performance objectives used to determine the annual base salaries of executive officers.
32.	We note several references to individual performance in determining base salary and bonus compensation. Please discuss how the specific forms of compensation are structured and implemented to reflect each named executive officer’s individual performance and/or individual contribution to these items of the registrant’s performance, describing the elements of individual performance and/or contribution that are taken into account. See Item 402(b)(2)(vii) of Regulation S-K.
          Response: Based upon the Staff’s comment, the Company has revised the disclosure on pages 72 and 23.
33.	You state on page 69 that “each of the Spring and Fall selling seasons carried a weight of 25% of the total bonus target amount while our annual Adjusted EBITDA target carried a weight of 50% of the total bonus target amount.” Please further clarify this statement. Were there separate Adjusted EBITDA targets for each of the Spring and Fall seasons? Was performance during each of these three periods compared separately to different target amounts or was performance for the year combined and then compared to sum of these weighted averages? To the extent there were separate Adjusted EBITDA targets for the seasons, provide these targets or provide a detailed analysis as to why they are not required pursuant to Instruction 4 to Item 402(b) of Regulation S-K.
          Response: Based upon the Staff’s comment, the Company has revised the disclosure on page 73 to further describe the structure of the Company’s cash bonus program.
34.	You state on page 69 that for fiscal year 2008 “the annual cash bonus was linked to the achievement of Adjusted EBITDA within a range of $28.0 million to $34.5 million.” However the table at the bottom of page 69 only refers to percentages of “Adjusted EBITDA Target.” Please disclose what point in the range was used as the target.
          Response: Based upon the Staff’s comment, the Company has revised the disclosure on page 73.
35.	Please disclose actual Adjusted EBITDA performance for fiscal 2008.
          Response: Based upon the Staff’s comment, the Company has revised the disclosure on page 74.

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Principal and Selling Stockholders, page 84
36.	We note the statement in footnote 2 that Messrs. Megrue and Pellegrini may be deemed to be the beneficial owners of the shares owned by SKM Equity Fund II and SKM Investment Fund II. It is unclear why these shares are not included in the beneficial ownership column for Messrs, Megrue and Pellegrini. Please advise or revise. This comment also applies to the shares of BNP Paribas, which footnote 8 states may be beneficially owned by Mr. Darrel.
          Response: Based upon the Staff’s comment, the Company has revised the disclosure on page 88.
Certain Relationships and Related Party Transactions, page 86
37.	Please disclose to explain your statement on page 86 that you “expect” that the letter agreement with Apax Partners, L.P. will be terminated in connection with the offering.
          Response: Based upon the Staff’s comment, the Company has revised the disclosure on page 90.
38.	You state on page 65 that you do not currently have a code of business conduct and ethics. Please revise your disclosure to clearly indicate whether the procedures discussed on page 87 were in effect at the time the agreements disclosed on page 86 were executed. See Item 404(b) of Regulation S-K.
          Response: Based upon the Staff’s comment, the Company has revised the disclosure on page 91.
39.	Please clarify whether the procedures discussed on page 87 are substantially the same as the code of business conduct and ethics that will be available on your website upon completion of the offering.
          Response: Based upon the Staff’s comment, the Company has revised the disclosure on page 91.
Description of Capital Stock, page 88
40.	We note your statement on page 88 that all shares outstanding will be “validly issued, fully paid, and nonassessable.” This is a legal conclusion that the company is not qualified to make. Either attribute this statement to counsel and file counsel’s consent to be named in this section, or delete your statement.

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          Response: Based upon the Staff’s comment, the Company has revised the disclosure on page 92 to delete the statement that all shares outstanding will be validly issued, fully paid, and nonassessable.
Description of Indebtedness, page 91
41.	Please further disclose the nature of the contractual restrictions under your senior secured credit facility that may limit your ability to pay dividends, as mentioned on page 27.
          Response: Based upon the Staff’s comment, the Company has revised the disclosure on page 95.
Underwriting, page 98
42.	On page 100 you indicate that “certain of the underwriters and their respective affiliates have from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.” Please revise to more fully describe these relationships.
          Response: Item 508(a) of Regulation S-K requires the registrant to identify each underwriter having a material relationship with the registrant and to state the nature of the relationship. As disclosed on page 104 of Amendment No. 1, the only material relationship between the registrant and any of the underwriters is the relationship with Bank of America, N.A., an affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated, as administrative agent, collateral agent, swing line lender, letter of credit issuer and a lender with respect to the registrant’s senior secured credit facility. The Company is not aware of any financial advisory and investment banking services that have been provided by the underwriters or their affiliates to the Company and has modified the statement on page 104 accordingly. As a result, the Company believes it has disclosed all material relationships with the underwriters and their affiliates. The remainder of the language is intended to indicate that the underwriters or their affiliates may be engaged by the Company to provide financial advisory and investment banking services in the future.
Consolidated Financial Statements
General
43.	Please note the financial statement updating requirements of Article 3-12 of Regulation S-X and provide an updated consent from your independent accountant with any amendments.

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          Response: We respectfully advise the Staff that the Company acknowledges the financial statement updating requirements of Article 3-12 of Regulation S-X. As requested, the Company has provided an updated consent for the independent accountant’s report.
Notes to Consolidated Financial Statements
Note 1 – Business and Summary of Significant Accounting Policies
Merchandise Inventory, F-8
44.	Please revise your disclosure to provide your accounting policy for broken assortments (i.e. where a full size range is no longer in stock). Also, please disclose the financial statement line item where inventory reserves are recorded.
          Response: We respectfully advise the Staff that the Company does not identify broken assortments when the Company is reviewing its inventory levels because it is not applicable to the Company’s business model. The Company does not replenish a floor set. In fact, the Company is constantly delivering new merchandise to its stores. If the Company used a traditional floor set model, broken assortments would be more impactful. However, the Company believes it may be misleading to identify broken assortments as a material element to the Company’s financial performance.
          Based upon the Staff’s comment, however, the Company has revised the disclosure on page F-8 to further explain the Company’s accounting policy for merchandise inventory, and that inventory reserves are recorded as merchandise inventory, net on the balance sheet.
45.	Please revise your critical accounting policies to explain how seasonal fluctuations affect the determination of merchandise inventory levels (e.g. the build-up of inventory levels prior to the back-to-school and holiday selling seasons) compared to other relevant factors. Your revised disclosure should explain how inventory in the distribution channel and the introduction of new products affects the process for determining appropriate inventory levels. In addition, please disclose how you consider the effect that new merchandise will have on customer demand for products currently on hand.
          Response: Based upon the Staff’s comment, the Company has revised the disclosure on page 46 in the liquidity section of MD&A and on page F-8 in the merchandise inventory note to further describe the effect of seasonal fluctuations, the distribution channel and the introduction of new products on merchandise inventory levels and the effect that new merchandise will have on customer demand for products currently on hand.
Revenue Recognition F-9
46.	We note that sales revenues are presented net of allowances for returns and merchandise discounts. Please revise your critical accounting policies to disclose the

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nature and amounts of revenue dilution (e.g., product returns, discounts for early payment or volume discounts, and other allowances). Your critical accounting policy should explain how you assess returns of products and expected introductions of new products that may result in larger than expected returns of current products. Discuss to what extent you consider information from external sources (e.g., end-customer demand, third-party market research data) to assist you in such critical estimates. Your revised disclosure should provide management’s assessment of the likelihood that there will be changes in the assumptions used to calculate these amounts and the potential effect of the difference between estimated and actual amounts on your operating results.
          Response: Based upon the Staff’s comment, the Company has revised the disclosure on page F-9.
47.	Please revise your disclosure to provide your accounting policy for your customer loyalty program (i.e. “rueBucks”) and cite the specific authoritative accounting literature utilized to support your accounting treatment.
          Response: We respectfully advise the Staff that the Company does not offer a customer loyalty program but does have a coupon program (the “rueBucks” program). rueBucks is strategically planned during peak selling seasons such as spring break, back-to-school and the holidays to maximize sales and store traffic. During an event, rueBucks are distributed to customers based upon the amount purchased in $20 increments. rueBucks can be used only on a return visit, during a specific time frame to generate repeat traffic in a typically slower traffic time. The timing of the program does not extend beyond the fiscal quarter; accordingly, the discounts on merchandise given to return customers is recorded in the same quarter as the promotion was earned. If the timing of the program does extend beyond a fiscal quarter, the Company will comply with Accounting Standards Codification, Topic 605-50-25-7, Customer Payments and Incentives.
48.	Please disclose the amounts due from credit card, debit card, and electronic benefit transfer transactions and where these amounts are classified in your balance sheet and statement of cash flows. In addition, please revise your disclosure to include your accounting policy for these types of transactions and the number of days’ sales typically due from third-party credit card vendors.
          Response: Based upon the Staff’s comment, the Company has revised the disclosure on page F-8.
49.	Please explain your consideration of the legal obligation to remit unredeemed gift card balances to relevant jurisdictions prior to recognizing gift card breakage income. In addition, please disclose the financial statement line item where gift card breakage income is recognized.

U.S. Securities and Exchange Commission Division of Corporation Finance Page 16	Confidential Treatment Requested by rue21, inc. Pursuant to Rule 83
          Response: We respectfully advise the Staff that the gift card program is administered by a wholly-owned subsidiary, r services, llc, that is organized in the State of Virginia. Under Virginia law, unclaimed property is not required to be remitted. Accordingly, the Company believes that it does not have a legal obligation to remit the unredeemed portion of gift cards to any other jurisdictions. As requested, the Company has revised the disclosure on page F-10 to disclose that the gift card breakage income is recorded as a reduction to cost of goods sold.
          The Company maintains this classification so as not to impact the integrity of its internal merchandising systems sales reconciliation with its financial systems because gift card breakage is not sale of inventory. Crediting cost of goods sold does not impact sales yet maintains the gift card breakage income in gross profit. The only material level of gift card breakage occurred with the initial entry in the first quarter of fiscal year 2008. Gift card breakage was $123,000 from the second fiscal quarter through the fourth fiscal quarter of 2008, $197,000 in the first twenty-six weeks of fiscal year 2009 and is projected not to exceed $50,000 in the second twenty-six weeks of fiscal year 2009.
Note 5 — Share Based Payment, F-14
50.	We note that you did not record a share-based compensation charge during the fiscal year ended January 31, 2009. However, it appears that 126,500 stock options were granted during this period and that prior period stock option grants vested during this period. Please provide a detailed discussion of why a share-based compensation charge was not recorded during this period or revise your financial statements as necessary. Please refer to the guidance in FASB ASC 718-10.
          Response: We respectfully advise the Staff that prior to fiscal year 2008 the Company calculated its share-based compensation expense manually using Microsoft Excel spreadsheets. As complexity grew with the value and size of the Company, as well as more options being issued to employees, the Company installed software to assist in its tracking of stock options issued and the calculation of share-based compensation expense. When calculating life to date expense during fiscal year 2008, the Company became aware that it had recorded excess share-based compensation expense in fiscal years 2006 and 2007. For fiscal year 2008, the actual share-based compensation expense that should have been recorded was $45,205 and, for option program to date, the share-based compensation expense that should have been recorded at January 31, 2009 was $55,492. The Company had previously expensed $71,395 option program to date resulting in an immaterial difference between actual and recorded share-based compensation expense of $15,903 at January 31, 2009. Therefore, the Company recorded $0 share-based compensation expense in fiscal year 2008. Given the immaterial difference between actual and recorded share-based compensation expense, the Company elected not to restate previously issued financial statements.
Exhibits
51.	We note that the company has not filed several exhibits, such as the underwriting agreement and legality opinion. We review and frequently comment on these exhibits. Please allow sufficient time for us to do so.
          Response: We respectfully advise the Staff that the Company will file additional exhibits, including the Exhibit 5 legal opinion and the underwriting agreement, with subsequent amendments.

U.S. Securities and Exchange Commission Division of Corporation Finance Page 17	Confidential Treatment Requested by rue21, inc. Pursuant to Rule 83
52.	We note the credit agreement filed as Exhibit 10.5 does not include the exhibits and schedules to the agreement. Additionally the lease filed as Exhibit 10.8 does not contain Exhibit D, the declarations of covenants, conditions and regulations. Please file these exhibits in their entirety pursuant to Item 601(b)(10) of Regulation S-K.
          Response: Based upon the Staff’s comment, the Company has revised the exhibits to include additional information in Exhibits 10.5 and 10.8.
* * *
          Please note that the Company will furnish a letter at the time it requests acceleration of the effective date of the Registration Statement acknowledging the statements set forth in the Staff’s comment letter.
          We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions or need any additional information, please feel free to contact the undersigned at (212) 446-4943 or my colleague, Jason K. Zachary at (212) 446-4844, at your earliest convenience.
Sincerely,
/s/ Joshua N. Korff
KIRKLAND & ELLIS LLP

cc:	Robert N. Fisch Keith A. McDonough rue21, inc.

William F. Gorin Jeffrey D. Karpf Cleary Gottlieb Steen & Hamilton LLP